Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

and

Rio Tinto Limited

Commission File No.: 000-20122

NEWS RELEASE

Release Time

Date	12 December 2007

Number	[ ]/07

BHP BILLITON REITERATES THE COMPELLING LOGIC OF ITS THREE FOR ONE

SHARE PROPOSAL TO COMBINE WITH RIO TINTO

HIGHLIGHTS1

•	Since 2001 BHP Billiton has created significantly greater shareholder value than Rio Tinto

•	Compared to Rio Tinto, BHP Billiton has delivered superior production growth and invested more capital in development, delivering projects on time and on budget

•	BHP Billiton has a superior growth profile to Rio Tinto due to its deeper, longer-term inventory of projects and development options focused on large scale, high margin brownfield expansions

•	BHP Billiton’s growth prospects are based on a broad range of substantial Tier 1 assets including:

O	Western Australian Iron Ore: characterised by large, high grade orebodies clustered around key infrastructure with significant expansion options

O	Olympic Dam (Australia): a world-class resource with conceptual staged expansions to increase production to 730ktpa copper, 19ktpa uranium and 800kozpa gold

[1]	Further details are contained in this announcement

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale StreetNeathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

O	Nickel: world’s third largest producer of nickel metal with conceptual studies to at least double production at Cerro Matoso (Colombia)

O	Petroleum: rapidly increasing production profile over the next few years from projects currently in execution with further growth opportunities being pursued

•

These outstanding growth prospects underpin BHP Billiton’s proposal to Rio Tinto of three BHP Billiton shares for one Rio Tinto share (reflecting a 41% Rio Tinto shareholder interest in the combination) which it continues to believe offers Rio Tinto shareholders compelling value

•	BHP Billiton will continue to seek an opportunity to discuss its proposal with Rio Tinto given the significant incremental value that can only be unlocked through a combination of the two companies.

1	Introduction

On 1 November 2007, the Board of BHP Billiton wrote to the Board of Rio Tinto proposing a combination of their respective companies to create an organisation without peer in the natural resources industry. The Board of BHP Billiton has sought, and continues to seek, to engage in discussions with the Board of Rio Tinto with a view to obtaining its support and recommendation for this proposal. To date, Rio Tinto has not agreed to these discussions.

The proposal made to Rio Tinto involved a combination of BHP Billiton and Rio Tinto to be completed by two inter-conditional schemes of arrangement, with each Rio Tinto shareholder receiving three BHP Billiton shares for each Rio Tinto share held.

This share exchange ratio implied a premium of approximately 28 per cent to the combined volume weighted average market capitalisations of Rio Tinto Limited and Rio Tinto Plc over the month ended 31 October 2007 (being the last date prior to BHP Billiton’s approach to Rio Tinto), based on volume weighted average BHP Billiton share prices over the same period. Based on BHP Billiton’s closing share prices on 9 November 2007, the total consideration offered to shareholders of Rio Tinto Limited and Rio Tinto plc represents a premium of approximately 15 per cent to the combined market capitalisations of Rio Tinto Limited and Rio Tinto plc on 8 November 2007 and 7 November 2007, respectively, being market capitalisations reflecting closing prices of Rio Tinto Limited and Rio Tinto plc shares immediately prior to BHP Billiton’s announcement on 8 November 2007 in response to speculation about a potential offer for Rio Tinto at a premium.

Since the public presentation of the proposal, BHP Billiton has completed an extensive global programme of shareholder meetings. The feedback from those meetings has confirmed a clear understanding of the industrial logic of the proposed combination.

BHP Billiton is considering its possible next steps and continues to talk to shareholders about their views. In the course of those conversations, and recognising that BHP Billiton’s all share proposal requires an assessment of relative values, a number of shareholders have requested a more detailed picture of the relative performance and outlook of the two companies and, in particular, BHP Billiton’s contribution to the proposed combination. Accordingly, BHP Billiton has released a copy of a presentation to be made by Marius Kloppers in London this morning which will be simultaneously webcast.

This presentation puts into context why BHP Billiton continues to believe that its proposal of three BHP Billiton shares for one Rio Tinto share remains compelling. The presentation will facilitate further discussions with shareholders, which will provide further input to BHP Billiton as to whether there is a basis for taking the proposal forward.

2	Unlocking Value

Marius Kloppers said:

“Our proposal to Rio Tinto is about value and, in particular, it is about unlocking material value through the combination that would otherwise be lost.

As well, as an all share proposal, our proposition is about relative value, relative performance and relative contribution to the proposed combination.

In seeking to justify not engaging with us to discuss our proposal, Rio Tinto has claimed that the proposal “significantly undervalues Rio Tinto and its prospects”. This statement is clearly at odds with the market’s assessment of the relative value of the two companies before our announcement and with the material and sustained relative outperformance by BHP Billiton since the formation of the BHP Billiton DLC in 2001.

This demonstrated outperformance has generated a superior Total Shareholder Return for BHP Billiton shareholders and BHP Billiton’s superior growth prospects position us well to continue our outperformance.

Just as BHP Billiton undertook a range of timely initiatives to establish our outperformance, so it has also taken the initiative to propose a combination of these two companies. Our proposal would unlock material additional value and enhance the future prospects for the combined company to continue our strong performance in relation to other resource companies, for the benefit of both sets of shareholders.

No shareholder is being asked to sell out at this stage of the cycle. Instead, Rio Tinto shareholders are being asked to participate in building an even better company and, as part of that opportunity, receive substantial additional value through the three for one exchange ratio.

For us to achieve the benefits for shareholders that we have proposed, we need the approval of both Rio Tinto and BHP Billiton shareholders. Both sets of shareholders must have an incentive and see value in our proposal.

We continue to believe that our proposal is compelling and in the interests of both sets of shareholders.”

3	Further Detail of the Presentation[2]

3.1	Superior shareholder value creation

•

At the formation of the BHP Billiton DLC in 2001, BHP Billiton’s market capitalisation exceeded that of Rio Tinto by US$7bn. BHP Billiton’s market capitalisation has since grown at a compound annual growth rate of 37% compared to Rio Tinto’s of 29%. As a consequence, at the date of the BHP Billiton proposal, the BHP Billiton market capitalisation exceeded that of Rio Tinto by more than US$100bn

[2]

This section is a summary of the key points that are made in BHP Billiton’s presentation titled “BHP Billiton and Rio Tinto: A Matter of Value” released today. A copy of the presentation is available on www.bhpbilliton.com.

•

BHP Billiton has continually invested in the development of its business throughout the cycle, delivering growth projects on time and below budget; BHP Billiton’s investment in organic growth projects since the formation of the BHP Billiton DLC has been more than double that of Rio Tinto

•

BHP Billiton has far exceeded Rio Tinto’s production growth (calculated on a copper units equivalent basis) since the formation of the BHP Billiton DLC, with a compound annual growth rate of 8% per annum, compared with Rio Tinto at 4% per annum

•

Since 2002, this has translated to superior compound annual growth rates for Earnings Per Share (50% p.a. vs 37% p.a.) and ordinary Dividends Per Share (29% p.a. vs 11% p.a.), and it has delivered superior total shareholder returns relative to Rio Tinto (30% p.a. vs 23% p.a.)

3.2	Superior growth profile

•

BHP Billiton has 17 major projects in execution representing capital expenditure of US$12.3bn (our share); 12 major projects in feasibility representing capital expenditure of US$6.1bn plus future options estimated at more than US$50bn. BHP Billiton’s total project pipeline is more than US$70bn

•

BHP Billiton’s project pipeline is diverse by commodity and is targeted towards high margin businesses in low risk geographies. BHP Billiton expects to deliver future EBITDA with greater security and lower risk per dollar of capital expenditure

3.3	Growth options in selected commodity groups and assets:

3.3.1	Iron ore

•

BHP Billiton’s Western Australian iron ore business is characterised by large, high grade orebodies, clustered around key infrastructure. The three mining hubs that have been developed and the closer geographic proximity of BHP Billiton’s mineralised assets means that future development and expansion is expected to involve relatively less new transport infrastructure than that likely to be required by the spread of Rio Tinto’s resources

•	There is a high level of equity ownership of the underlying resources (85%-100%) and operations

•

On an equity basis, BHP Billiton’s compound annual growth rate in the development of its Pilbara iron ore production is expected to exceed that of Rio Tinto over both the combined 1990-2006 actual and 2007-2018 forecast periods

•

BHP Billiton’s additional targeted mineralisation position is similar in size to that of Rio Tinto with a number of significant expansion options. On an equity basis, BHP Billiton’s additional targeted Pilbara iron ore mineralisation exceeds that of Rio Tinto

•

Infrastructure expansion plans are well-advanced. The rail system can be developed to meet BHP Billiton’s future growth plans and BHP Billiton’s port capacity expansion at Port Hedland’s inner harbour is in progress, with well advanced plans to take its inner harbour capacity to 200Mtpa. In addition, there is strong government support for an ultimate expansion of the outer harbour to more than 400Mtpa, meaning total port capacity at Port Hedland would exceed 700Mtpa for all users

•

While neither BHP Billiton nor Rio Tinto “needs” the other’s iron ore business, the combination would unlock incremental value and efficiencies that are unique to the combination. This would result in an ability to deliver more tonnes to customers faster than would be possible were the two companies to remain separate

3.3.2	Olympic Dam

•

Studies have indicated that the Olympic Dam orebody (100% owned) is the world’s fourth largest copper deposit; largest uranium deposit and the fifth largest gold deposit based on remaining resources. Unlike other prospective global copper developments, Olympic Dam is an operating mine and a brownfield development site in a first-world location

•	BHP Billiton is today confirming that its preferred expansion concept is based on a three stage project configuration

•

BHP Billiton’s conceptual studies of brownfield expansion plans (Stages 1-3) would take production up to 730ktpa copper, 19ktpa uranium and 800kozpa gold; this represents larger prospective copper production than the aggregate of Rio Tinto’s identified growth projects (including Peruvian and Mongolian greenfield development options)

3.3.3	Nickel

•	BHP Billiton is currently the world’s third largest producer of nickel metal, with the Cerro Matoso asset presenting an opportunity for further significant production growth

•	Conceptual studies for a third and fourth line at Cerro Matoso as well as the Heap Leach project have revealed the potential to at least double nickel production at this operation within 10 years

•	Nickel West (Australia) features five brownfield development projects out to 2014 and Ravensthorpe is scheduled to enter production in calendar year 2008

3.3.4	Petroleum

•

BHP Billiton’s petroleum business has a strong history of successful discovery and development and has a rapidly increasing production profile over the next few years from projects currently in development

•	BHP Billiton estimates that future production growth until 2010 at a 10.5% compound annual growth rate is underpinned by more than six firm projects in execution

•

BHP Billiton have had significant success over the last 5 years in deepwater Gulf of Mexico with multiple finds, in Trinidad with Angostura, and in Western Australia with Stybarrow, Pyrenees and Macedon

•	BHP Billiton’s development pipeline after 2010 has an extensive project slate including Scarborough, Browse and Thebe opportunities in Western Australia

•	Major new resources are also being pursued in deep water Gulf of Mexico, Malaysia, Colombia, South Africa and the Falkland Islands

3.4	Conclusion

•	Any argument that Rio Tinto was or is “undervalued” relative to BHP Billiton cannot be sustained and is not supported by the relative performance of and outlook for the two companies

•

BHP Billiton has been the superior performer and it has delivered superior operational and earnings performance over the period since the formation of the BHP Billiton DLC as demonstrated by the expansion of the market capitalisation difference from US$7bn in 2001 to in excess of US$100bn at the date of the proposal to Rio Tinto

•	BHP Billiton’s superior track record is clearly demonstrable in its greater compound annual growth of Total Shareholder Returns (30% vs 23%) over the same period

•	BHP Billiton offers outstanding standalone growth prospects, represented by a US$70bn growth pipeline featuring a focus on high EBITDA margin businesses, and broad geographic and commodity diversity

•

The proposal to combine BHP Billiton and Rio Tinto would unlock substantial value and is logical and compelling. While each company features high quality businesses and growth pipelines, the incremental earnings arising from the combination would add to the returns to both sets of shareholders. This incremental return cannot be replicated by any other combination. If not harvested, this value will be lost, to the detriment of both sets of shareholders

•

The proposal incorporates a premium of 28% to the combined volume weighted average market capitalisations of Rio Tinto Limited and Rio Tinto plc over the month ended 31 October 2007 (being the last date prior to BHP Billiton’s approach to Rio Tinto), based on volume weighted average BHP Billiton share prices over the same period. If the two companies had merged on a nil premium basis at that time, Rio Tinto shareholders would have owned 36% of the combined company and the share exchange ratio would have been 2.4:1. Each Rio Tinto shareholder is being offered three BHP Billiton shares for each Rio Tinto share, up from the 2.4 ratio implied by the market values prior to the BHP Billiton approach. This means Rio Tinto shareholders would own 41% of the combined company, up from the 36% before the approach. This is a material value uplift but, as well, Rio Tinto shareholders would share in the additional value unlocked by the combination each and every year that they remain a shareholder

•	It is clearly and simply a compelling proposal. It is, however, a combination that must create value and benefit for shareholders of BHP Billiton as well as Rio Tinto

•	BHP Billiton looks forward to the opportunity to discuss its proposal with Rio Tinto

4	Further Details

There will be a joint presentation to analysts and investors on this announcement in London at 9:00 AM GMT (8:00 PM AEDT) today at Goldman Sachs International, River Court Building, 120 Fleet Street, London EC4A 2BB, with a web-casting facility on BHP Billiton’s web site (www.bhpbilliton.com). There will also be a dial-in conference call facility for the presentation. Dial-in details are:

Australia:	+61 29 274 0790 or 1800 444 103

Canada:	1 866 228 9189

Hong Kong:	+852 3009 5027

Japan:	+81 3 357 08179 or 00531 440 034

New Zealand:	64 9 912 1386 or 0508 555 365

South Africa:	0800 99 1273

Singapore:	+65 6823 2087 or 800 448 1303

UK caller paid:	+44 207154 2683 or 0800 358 5268

US caller paid:	+1 480 248 5081 or 1 800 762 8779

Emergency back-up (US) – + 1 480 248 5081.

A recording of the presentation will be accessible through BHP Billiton’s web site.

Contacts

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Don Carroll, Investor Relations

Tel: +61 3 9609 2686 Mobile: +61 417 591 938

email: Don.A.Carroll@bhpbilliton.com

United States

Tracey Whitehead, Investor & Media Relations

Tel: US +1 713 599 6100 or UK +44 20 7802 4031

Mobile: +44 7917 648 093

email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations

Tel: +44 20 7802 4195 Mobile: +44 7920 237 246

email: Illtud.Harri@bhpbilliton.com

South Africa

Alison Gilbert, Investor Relations

Tel: SA +27 11 376 2121 or UK +44 20 7802 4183

Mobile: +44 7769 936 227

Email: Alison.Gilbert@bhpbilliton.com

This announcement is for information purposes only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice or a proposal to make a takeover bid in any jurisdiction.

The directors of BHP Billiton accept responsibility for the information contained in this announcement. Having taken all reasonable care to ensure that such is the case, the information contained in this announcement is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom and Australia may be restricted by law and therefore any persons who are subject to the laws of any other jurisdiction should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English and Australian law and the UK City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of other jurisdictions.

It is possible that this announcement could or may contain forward looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Reliance should not be placed on any such statements because of their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and BHP Billiton’s plans and objectives, to differ materially from those expressed or implied in the forward looking statements.

None of the statements concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this announcement should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current or future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are BHP Billiton’s ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

BHP Billiton does not undertake any obligation (except as required by law, the Listing Rules of ASX Limited or the rules of the UK Listing Authority and the London Stock Exchange) to revise or update any forward looking statement contained in this announcement, regardless of whether those statements are affected as a result of new information, future events or otherwise.

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

Goldman Sachs International and its affiliates, and Gresham Partners are acting for BHP Billiton and no-one else in connection with the proposals referred to in this document and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to such proposals or any other transaction, arrangement or matter referred to herein.

In connection with BHP Billiton’s proposed combination with Rio Tinto by way of the proposed Schemes of Arrangement (“Schemes”), the new BHP Billiton shares to be issued to Rio Tinto shareholders under the terms of the Schemes have not been, and will not be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the new BHP Billiton shares have been, or (possibly with certain limited exceptions) will be, applied for in any jurisdiction of the United States. It is expected that the new BHP Billiton shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

In the event that the proposed Schemes do not qualify (or BHP Billiton otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the US Securities Act, BHP Billiton would expect to register the offer and sale of securities it would issue to Rio Tinto US shareholders and Rio Tinto ADS holders by filing with the SEC a Registration Statement (the “Registration Statement”), which will contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO SECURITIES AND ALL HOLDERS OF RIO TINTO ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

If and when filed, investors and security holders will be able to obtain a free copy of the Registration Statement, the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the “Code”), if any person is, or becomes, “interested” (directly or indirectly) in 1 per cent or more of any class of “relevant securities” of any of BHP Billiton Plc, BHP Billiton Limited, Rio Tinto plc or Rio Tinto Limited, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction.

The relevant disclosure must also include details of all “interests” or “dealings” in any class of “relevant securities” of the other company which is part of its DLC structure. Therefore, if, for example, a disclosure is being made in respect of a dealing in securities of BHP Billiton Plc, an accompanying disclosure must also be made of interests or short positions held in securities of BHP Billiton Limited, even if the person’s interest or short position is less than 1 per cent of the relevant class. The same approach should be adopted in respect of securities of Rio Tinto plc and Rio Tinto Limited. Therefore, each disclosure should consist of two Rule 8.3 disclosure forms, one for the Plc arm of the DLC structure and one for the Limited arm of the DLC structure, released as one announcement.

This requirement will continue until the date on which the “offer period” ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of BHP Billiton Plc, BHP Billiton Limited, Rio Tinto plc or Rio Tinto Limited, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of either BHP Billiton or Rio Tinto by BHP Billiton or Rio Tinto, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

APPENDIX I

Bases and Sources of Information

(a)	Unless otherwise stated, financial and other information concerning BHP Billiton and Rio Tinto has been extracted or derived from the interim statements, preliminary results, investor presentations and the annual report and accounts of each company for the relevant periods, or from published sources or from BHP Billiton management sources.

(b)	Unless otherwise stated, average share prices and market capitalisations throughout this announcement reflect volume-weighted averages.

(c)	The market value of BHP Billiton Limited shares is based on the closing price of a BHP Billiton Limited share of A$46.10, provided by the Australian Securities Exchange on 31 October 2007, being the last date prior to BHP Billiton’s approach to Rio Tinto.

(d)	The market value of BHP Billiton Plc shares is based on the closing middle-market price of a BHP Billiton Plc share of £18.31, provided by the London Stock Exchange on 31 October 2007, being the last date prior to BHP Billiton’s approach to Rio Tinto.

(e)	The volume weighted average closing share price over the calendar month ended 31 October 2007, being the last date prior to BHP Billiton’s approach to Rio Tinto, is A$45.77 for BHP Billiton Limited and £17.99 for BHP Billiton Plc.

(f)	The market value of BHP Billiton Limited shares is based on the closing price of a BHP Billiton Limited share of A$42.47, provided by the Australian Securities Exchange on 9 November 2007, being the last practicable date prior to BHP Billiton’s announcement of 12 November.

(g)	The market value of BHP Billiton Plc shares is based on the closing middle-market price of a BHP Billiton Plc share of £16.28, provided by the London Stock Exchange on 9 November 2007, being the last practicable date prior to BHP Billiton’s announcement of 12 November.

(h)	As at 9 November 2007 (being the last practicable date prior to BHP Billiton’s announcement of 12 November 2007) there were 2,256,993,546 BHP Billiton Plc shares (including 20,072,510 BHP Billiton Plc shares held by BHP Billiton Limited) and 3,358,359,496 BHP Billiton Ltd shares in issue.

(i)	The market value of Rio Tinto Limited shares is based on the closing price of a Rio Tinto Limited share of A$110.00, provided by the Australian Securities Exchange on 31 October 2007, being the last date prior to BHP Billiton’s approach to Rio Tinto.

(j)	The market value of Rio Tinto plc shares is based on the closing middle-market price of a Rio Tinto plc share of £44.90, provided by the London Stock Exchange on 31 October 2007, being the last date prior to BHP Billiton’s approach to Rio Tinto.

(k)	The volume weighted average closing share price over the calendar month ended 31 October 2007, being the last date prior to BHP Billiton’s approach to Rio Tinto is A$109.20 for Rio Tinto Limited and £43.09 for Rio Tinto plc.

(l)	The market value of Rio Tinto Limited shares is based on the closing price of a Rio Tinto Limited share of A$130.90, provided by the Australian Securities Exchange on 9 November 2007, being the last practicable date prior to BHP Billiton’s announcement of 12 November.

(m)	The market value of Rio Tinto plc shares is based on the closing middle-market price of a Rio Tinto plc share of £56.24, provided by the London Stock Exchange on 9 November 2007, being the last practicable date prior to BHP Billiton’s announcement of 12 November.

(n)	As at 9 November 2007 (being the last practicable date prior to BHP Billiton’s announcement of 12 November 2007) there were 456,815,943 Rio Tinto Limited shares and 997,082,015 Rio Tinto plc shares in issue. Rio Tinto plc, through THA Holdings Australia Pty Limited, holds 171,072,520 shares in Rio Tinto Limited.

(o)	All references to the share capital or market capitalisation of Rio Tinto Limited refer to the publicly traded shares, or free float, of Rio Tinto Limited, which excludes the Rio Tinto Limited shares held by a wholly-owned subsidiary of Rio Tinto plc.

(p)	All references to the share capital or market capitalisation of BHP Billiton exclude shares held as treasury shares and shares currently held by BHP Billiton Limited in BHP Billiton Plc and not yet cancelled.

(q)	The exchange rate of 2.077 US$/£ and 0.927 US$/A$ on 31 October 2007.

(r)	The exchange rate of 2.095 US$/£ and 0.914 US$/A$ on 9 November 2007.

APPENDIX II

Definitions

“£”	United Kingdom pounds sterling;

“A$”	Australian Dollars;

“Alcan”	Alcan, Inc;

“Australia”	the Commonwealth of Australia, its states, territories and possessions;

“BHP Billiton”	BHP Billiton Plc or BHP Billiton Limited, or both, or the BHP Billiton group, as the context may require;

“Board” or “Directors”	means the directors of Rio Tinto plc and Rio Tinto Limited, or the directors of BHP Billiton Plc and BHP Billiton Limited, or the directors of the combined group, as the context may require;

“EBITDA”	Earnings before Interest, Taxes, Depreciation and Amortisation;

“Financial Services Authority”	the UK Financial Services Authority, which is an independent non-governmental body given statutory powers by the Financial Services and Markets Act 2000;

“Listing Rules”	the listing rules of the UK Listing Authority;

“Panel”	the UK Panel on Takeovers and Mergers;

“Rio Tinto ADSs”	Rio Tinto plc’s American Depositary Shares representing 4 Rio Tinto plc shares per American Depositary Share and listed on the New York Stock Exchange;

“Rio Tinto”	Rio Tinto plc or Rio Tinto Limited, or both, or the Rio Tinto group, as the context may require;

“SEC”	United States Securities and Exchange Commission;

“UK City Code”	the UK City Code on Takeovers and Mergers;

“UK Listing Authority”	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

“United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“US Securities Act”	US Securities Act of 1933, as amended from time to time; and

“US$”	United States dollars.